UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to                    .

Commission file numbers 33-84656 and 333-17773.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Television, Inc.
Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Television, Inc.
126 N. Washington Street
Albany, Georgia 31701

GRAY TELEVISION, INC.

FORM 11-K

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers, LLP, independent auditors, dated June 25, 2004.

(b)	Exhibit. Consents of PricewaterhouseCoopers, LLP dated June 25, 2004 being filed as an exhibit to this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN
Date: June 25, 2004	By:	/S/ James C. Ryan
James C. Ryan
Gray Television, Inc. Chief Financial Officer

2

GRAY TELEVISION, INC.

FORM 11-K

EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number
23.1	Consent of PricewaterhouseCoopers, LLP to incorporation of its report by reference in Gray Television, Inc. Registration Statement on Form S-8, No. 33-84656 and No. 333-17773.	17

3

Gray Television, Inc.
Capital Accumulation Plan
Financial Statements and
Supplemental Schedules
December 31, 2003 and 2002

Gray Television, Inc. Capital Accumulation Plan
Index
December 31, 2003 and 2002

Schedules required under the Employee Retirement Income Security Act of 1974, other than the Schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Gray Television, Inc. Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP

Atlanta, Georgia
May 28, 2004

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Cash	$274,693	$—

Investments
Participant-directed
Mutual funds	27,287,877	8,538,247
Participant loans	369,914	286,603

Total participant directed	27,657,791	8,824,850

Nonparticipant-directed
Investment in Gray Television, Inc. Common Stock Fund- Class A
Shares of Gray Television, Inc. Class A common stock allocated to participants	512,554	416,907
Cash	12,234	8,357

Total investment in Gray Television Inc. Common Stock Fund — Class A	524,788	425,264

Investment in Gray Television, Inc. Common Stock Fund
Shares of Gray Television, Inc. common stock allocated to participants	5,910,189	2,413,164
Cash	101,347	45,197

Total investment in Gray Television Inc. Common Stock Fund	6,011,536	2,458,361

Total nonparticipant directed	6,536,324	2,883,625

Total investments	34,194,115	11,708,475

Receivables
Employer contributions	697,981	624,568
Participant contributions	—	138,822

Total receivables	697,981	763,390

Net assets available for benefits	$35,166,789	$12,471,865

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions in net assets attributed to
Investment income
Net appreciation in fair value of investments	$5,267,837
Interest and dividends	393,450

5,661,287

Transfers to the plan	12,382,073

Contributions
Rollover contributions	557,082
Participant contributions	3,625,079
Employer contributions — matching	1,331,211
Employer contributions — voluntary	595,281

Total contributions	6,108,653

Total additions	24,152,013

Deductions from net assets attributed to
Benefits paid to participants	1,425,813
Administrative expenses	31,276

Total deductions	1,457,089

Net increase in net assets available for benefits	22,694,924
Net assets available for benefits, beginning of year	12,471,865

Net assets available for benefits, end of year	$35,166,789

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of Gray Television, Inc. and its subsidiaries and affiliates that adopt the Plan. Employees who have completed one eligibility year of service as defined in the plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The “Employer” is the Plan’s sponsor and Plan administrator. Circle Trust Company (“Circle Trust”) is the Plan’s trustee and custodian. Leggette & Company (“Leggette”) is the Plan’s recordkeeper.

Contributions

The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. Participants may change their deferral options quarterly.

Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(c) (5) to $12,000, in 2003. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $40,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. The matching percentage was 50 percent for the year ended December 31, 2003. Additionally, the employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The voluntary contribution was equal to one percent of eligible compensation for the year ended December 31, 2003. The Employer’s contributions are made in shares of Gray Television, Inc. common stock. Any forfeitures of Employer contributions are used to reduce future Employer contributions. Forfeitures of nonvested amounts were $191,176 and $203,497 as of December 31, 2003 and 2002, respectively.

Investment Funds

Participants may direct their contributions, employer contributions, and any related earnings into various mutual funds sponsored by Circle Trust. Participants may change their investment elections daily. Matching contributions made in shares of Gray Television, Inc. common stock may not be redirected by a participant until the participant’s accounts are fully vested.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2003 and 2002

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to another retirement plan.

Participant Loans

Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2003 ranged from 5 percent to 10.5 percent.

Plan Termination

The Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the corpus or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

2.	Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting other than benefits paid to participants which are recorded when paid.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2003 and 2002

Payment of Benefits

Benefits are recorded when paid.

Investments

The Plan’s investments are stated at fair value. Shares of Gray Television, Inc. common stock are valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange, or if no sales were made that date, at the closing price on the next preceding day on which sales were made. Shares of mutual funds are valued at the reported net asset value of the mutual fund each business day.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and losses on sales of investments are determined on the basis of average cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains or losses and the change in unrealized appreciation on those investments during the year.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the employer are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2003 and 2002

3.	Investments

The fair market values of investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

December 31,
2003
Mutual Funds
Growth Fund of America, 194,280 shares	$4,767,628
Investment Company of America, 255,726 shares	7,375,128
Intermediate Bond Fund, 502,095 shares	6,954,019
Cash Management Trust, 4,774,877 shares	4,774,877

Total Mutual Funds	23,871,652
Common Stock (held in the Gray Television, Inc. Common Stock Fund) Gray Television, Inc. common stock, 391,396 shares	5,910,189 *

$29,781,841

December 31,
2002
Mutual Funds
Growth Fund of America, 120,456 shares	$2,224,819
Investment Company of America, 77,279 shares	1,814,513
Intermediate Bond Fund, 151,390 shares	2,104,320
Cash Management Trust, 1,109,296 shares	1,109,296

Total Mutual Funds	7,252,948
Common Stock (held in the Gray Television, Inc. Common Stock Fund) Gray Television, Inc. common stock, 247,504 shares	2,413,164 *

$9,666,112

*	Nonparticipant-directed

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2003 and 2002

4.	Nonparticipant-Directed Investments

Information about the significant components of the changes in nonparticipant-directed investments is as follows:

December 31,
2003

Increase (decrease) attributed to
Contributions	$2,087,216
Interest and dividends	6,067
Net appreciation in fair value	2,150,638
Benefit payments and other expenses	(351,174)
Net transfers to participant-directed investments	(240,048)

Net increase	$3,652,699

5.	Plan Merger

The Plan merged with the Benedek Broadcasting Corporation Profit Sharing and Retirement Plan (the “Benedek Plan”) effective April 1, 2003. As a result of the merger, the Benedek Plan assets were liquidated and $12,382,073 was transferred to the Plan. The former participants of the Benedek Plan allocated their account balances among the investment options available to all Plan participants. The transfer has been reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2003.

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated October 25, 1995, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Employer has subsequently amended and restated the Plan by adopting a volume submitter program. An IRS determination letter has not been obtained for the Plan instrument as adopted, but an IRS opinion letter has been obtained by the volume submitter program sponsor regarding the original plan instrument. The volume submitter program received a favorable opinion letter from the Internal Revenue service, dated September 4, 2001, regarding the program’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan is qualified as of December 31, 2003, and as such, no provision for income tax has been included in the Plan’s financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2003 and 2002

7.	Transactions with Parties-In -Interest

Certain Plan investments are managed by Circle Trust. Circle Trust is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Plan Sponsor, also qualify as party-in-interest transactions.

8.	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.	Subsequent Event

The reported employer contribution receivable as of December 31, 2003 was subsequently received by the Plan in two separate contributions on January 2, 2004 and January 20, 2004.

In April 2004, the Plan changed its recordkeeper to MetLife and made corresponding changes to certain investment election options. Concurrent with the change in recordkeeper the Plan changed the trustee to Reliance Trust.

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

	Description of
	Investment		Fair
	Shares	Cost	Value
Held in custody by Circle Trust Company*
American Funds Growth Fund of America Class A	194,279.853	#	$4,767,628
American Funds Investment Company of America Class A	255,725.668	#	7,375,128
American Funds Intermediate Bond Fund of America Class A	502,095.225	#	6,954,019
American Funds Cash Management Trust Class A	4,774,877.130	#	4,774,877
American Funds Europacific Growth Fund Class A	28,773.003	#	869,232
American Funds New Economy Fund Class A	46,428.367	#	871,461
American Funds Small Cap World Fund Class A	31,482.370	#	842,783
Van Kampen Emerging Growth Fund Class A	7,073.981	#	255,583
American Funds New Perspective Fund Class A	6,099.463	#	149,376
American Funds Fundamental Investors Fund Class A	7,270.103	#	209,742
Fidelity Advisors Equity Growth Fund Class A	3,045.598	#	134,829
Fidelity Advisors Overseas Fund Class A	5,351.722	#	83,219
Cash		#	274,693
Gray Television, Inc.*
Common Stock -Class A	33,832.000	$448,274	512,554
Common Stock	391,396.000	4,247,610	5,910,189
Common Stock liquidity cash		113,581	113,581

Total held in custody by Circle Trust Company			34,098,894
Leggett & Company*
Participant Loans (rates of interest lowest - 5%, highest - 10.5%)*		#	369,914

			$34,468,808

*	Indicates a party-in-interest.

#	Not applicable for participant directed investments.

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2003

					(h)
					Current Value
		(c)	(d)	(g)	of Assets On	(i)
(a)	(b)	Purchase	Selling	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Asset	Date	or Loss
Gray Television, Inc.	Gray Television, Inc.
	Common Stock
	Purchases of 149,099 shares	$2,375,594	$—	$2,375,594	$2,375,594	$—
	Sales of 47,457 shares	—	856,793	138,344	856,793	718,449

Note:	The information required by columns (e) and (f) is not applicable.